Filed by Versum Materials, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Versum Materials, Inc.

Commission File No.: 1-37664

Date: March 11, 2019

The following is the joint press release issued by Versum Materials and Entegris on March 11, 2019.

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Entegris and Versum Materials Announce Expiration of HSR Act Waiting Period

Business Wire

11 March 2019

BILLERICA, Mass. & TEMPE, Ariz.—(BUSINESS WIRE)—Entegris, Inc. (NASDAQ:ENTG), a leader in specialty chemicals and advanced materials solutions for the microelectronics industry, and Versum Materials, Inc. (NYSE:VSM), a leading specialty materials supplier to the semiconductor industry, today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the previously-announced merger of equals between the two companies.

The expiration of the Act’s waiting period occurred at 11:59 p.m. EST on March 8, 2019 and satisfies one of the conditions to closing of the proposed merger, which remains subject to other closing conditions in the Agreement and Plan of Merger, dated as of January 27, 2019, by and among Versum Materials, Inc. and Entegris, Inc.

About Entegris

Entegris is a leader in specialty chemicals and advanced materials solutions for the microelectronics industry and other high-tech industries. Entegris is ISO 9001 certified and has manufacturing, customer service and/or research facilities in the United States, China, France, Germany, Israel, Japan, Malaysia, Singapore, South Korea and Taiwan. Additional information can be found at www.entegris.com.

About Versum Materials

Versum Materials, Inc. (NYSE: VSM) is one of the world’s leading suppliers of next-generation CMP slurries, ultra-thin dielectric and metal film precursors, formulated cleans and etching products, and delivery equipment that has revolutionized the semiconductor industry. Versum Materials has annual sales of approximately US $1.4 billion, 2,300 employees and operates 14 major facilities in Asia and North America. It is headquartered in Tempe, Arizona. Prior to its separation on Oct. 1, 2016, Versum Materials had operated for more than three decades as a division of Air Products and Chemicals, Inc. (NYSE: APD).

For additional information, please visit http://www.versummaterials.com.

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Entegris and Versum Materials. In connection with the proposed transaction, Entegris has filed a registration statement on Form S-4, which included a preliminary joint proxy statement of Entegris and Versum

Materials that also constitutes a preliminary prospectus of Entegris. These materials have not yet become effective, are not yet final and may be amended. After the registration is declared effective by the Securities and Exchange Commission (the “SEC”), a definitive joint proxy statement/prospectus will be mailed to stockholders of Entegris and stockholders of Versum Materials. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents and other documents containing important information about Entegris and Versum Materials filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Entegris will be available free of charge on Entegris’ website at http://www.entegris.com or by contacting Entegris’ Investor Relations Department by email at irelations@entegris.com or by phone at 978-436-6500. Copies of the documents filed with the SEC by Versum Materials will be available free of charge on Versum Materials’ website at investors.versummaterials.com or by phone at 484-275-5907.

Participants in the Solicitation

Entegris, Versum Materials and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Entegris is set forth in Entegris’ proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on March 28, 2018, and Entegris’ Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 11, 2019. Information about the directors and executive officers of Versum Materials is set forth in its proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on December 20, 2018, and Versum Materials’ Annual Report on Form 10-K for the fiscal year ended September 30, 2018, which was filed with the SEC on November 21, 2018. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Entegris or Versum Materials using the sources indicated above.

Contacts

Entegris

Bill Seymour

VP of Investor Relations

952-556-1844

bill.seymour@entegris.com

Or

Michael Freitag / Kelly Sullivan

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

Versum Materials Contacts

Soohwan Kim, CFA

Head of Investor Relations

602-282-0957

Soohwan.Kim@versummaterials.com

Tiffany Elle

Global Communications

480-282-6475

Tiffany.Elle@versummaterials.com

Or

Meghan Gavigan / Emily Claffey / Julie Rudnick

Sard Verbinnen & Co

212-687-8080